Exhibit 12.02

SOUTHWEST GAS CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Thousands of dollars)

	December 31,
	2017	2016	2015	2014	2013
1. Fixed charges:
A) Interest expense	$69,576	$66,337	$63,877	$67,464	$61,813
B) Amortization	1,823	1,835	1,884	2,063	2,002
C) Interest portion of rentals	1,642	1,453	1,395	1,777	2,769

Total fixed charges	$73,041	$69,625	$67,156	$71,304	$66,584

2. Earnings (as defined):
D) Pretax income from continuing operations	$219,953	$178,007	$172,980	$180,469	$189,546
Fixed Charges (1. above)	73,041	69,625	67,156	71,304	66,584

Total earnings as defined	$292,994	$247,632	$240,136	$251,773	$256,130

	4.01	3.56	3.58	3.53	3.85